UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2024 (Report No.2)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

CONTENTS

On April 3, 2024, IceCure Medical Ltd. (the “Company”) issued a press release titled “IceCure Medical Reports Full Year 2023 Financial Results: Global ProSense® and Disposables Sales Increase 26% as Company Continues Transition to Commercial Phase and Expects to Submit ICE3 Breast Cancer Study Data to FDA this Month for Marketing Clearance,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.
99.1	Press release dated April 3, 2024, titled “IceCure Medical Reports Full Year 2023 Financial Results: Global ProSense® and Disposables Sales Increase 26% as Company Continues Transition to Commercial Phase and Expects to Submit ICE3 Breast Cancer Study Data to FDA this Month for Marketing Clearance.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: April 3, 2024	By:	/s/ Eyal Shamir
		Name	Eyal Shamir
		Title:	Chief Executive Officer

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